Exhibit 99.1

Hailiang Education Reports Fiscal Year 2017 Financial Results

HANGZHOU, China, Oct. 25, 2017 /PRNewswire/ — Hailiang Education Group Inc. (NASDAQ: HLG) (“Hailiang Education” or the “Company”), a provider of private K-12 educational services in China, today announced its financial results for the fiscal year ended June 30, 2017.

Mr. Ming Wang, Chairman and Chief Executive Officer of Hailiang Education, commented, “We are pleased to report strong financial results for the fiscal year ended June 30, 2017. The true earnings power of Hailiang Education came into sharper focus with strong financial performance resulting in our financial performance reaching a historical high. Revenue increased by 30.5% to RMB853.3 million and net profit increased by 68.7% to RMB167.7 million. Our focus on sustainable and differentiated collaboration with third parties on expansion of our education resources, combined with strong operational execution, is helping drive profitability and cash flow generation to record levels as well.”

Mr. Wang continued: “We made substantial improvements in advancing our vision and strategy, and building our brand awareness and promoting our company’s culture, while at the same time rapidly expanding the profitability of and growth in our business operations. Overall, we completed the fiscal year with positive operating momentum, a strong balance sheet, and reliable cash flow that will enable us to continue to expand our operation via the asset-light model, i.e. operating private schools by renting existing school facilities and infrastructure. Looking ahead, we will continue to make improvements to our schools and expansion, deliver the highest quality education service in the private education industry as well as leverage a portfolio of various schools under the unique brand of Hailiang Education.”

	For the Twelve Months Ended June 30
(RMB millions, except per share data)	2017		2016		% Change
	RMB	USD	RMB	USD
Revenue	853.3	125.9	654.1	98.4	30.5%
Basic education program	657.9	97.1	531.7	80.0	23.7%
International program	195.4	28.8	122.4	18.4	59.6%
Gross Profit	207.5	30.6	157.0	23.6	32.2%
Gross Margin	24.3%	—	24.0%	—	0.3%
Operating Profits	160.9	23.7	93.7	14.1	71.7%
Operating Margin	18.9%	—	14.3%	—	4.5%
Net Profit	167.7	24.7	99.4	15.0	68.7%
EPS	0.41	0.06	0.24	0.04	70.8%

Fiscal Year 2017 Financial Highlights

•	Revenues increased by 30.5% to RMB853.3 million (approximately US$125.9 million) for the twelve months ended June 30, 2017, mainly due to the increase in tuition fee, especially our international program and the student enrollment.

•	Gross profit increased by 32.2% to RMB207.5 million (approximately US$30.6 million) for the twelve months ended June 30, 2017 from RMB157.0 million (approximately US$23.6 million), for the same period of last year. Gross margin increased by 0.3 percentage points to 24.3% from 24.0% for the same period of last year.

•	Net profit increased by 68.7% to RMB167.7 million (approximately US$24.7 million) for the twelve months ended June 30, 2017.

•	Basic and diluted earnings per share were RMB0.41 (approximately US$0.06) for the twelve months ended June 30, 2017, with an increase of 70.8% compared with RMB0.24 (approximately US$0.04) for the same period of last year.

•	The total number of students increased by 12.2% to 20,950 for the twelve months ended June 30, 2017 from 18,673 for the same period of last year.

Fiscal Year 2017 Financial Results

Revenues

For the fiscal year ended June 30, 2017, total revenues increased by RMB199.2 million (approximately US$27.5 million), or 30.5%, to RMB853.3 million (approximately US$125.9 million) from RMB654.1 million (approximately US$98.4 million) for the same period of last year. The increase in total revenues was mainly due to increases in tuition fee, especially our international program and the student enrollment. The total number of students increased by 2,277, or 12.2%, to 20,950 for the twelve months ended June 30, 2017 from 18,673 for the same period of last year.

Revenue from the basic educational program increased by RMB126.2 million (approximately US$17.1 million) or 23.7%, to RMB657.9 million (approximately US$97.1 million) for the twelve months ended June 30, 2017 from RMB531.7 million (approximately US$80.0 million) for the same period of last year. The increase in revenue from the basic educational program was primarily driven by an increase in the average tuition charged per student. The number of students enrolled in the basic educational program was 18,125 for twelve months ended June 30, 2017, compared to 16,760 for the same period of last year.

Revenue from the international program increased by RMB73.0 million (approximately US$10.4 million), or 59.6%, to RMB195.4 million (approximately US$28.8 million) for the twelve months ended June 30, 2017 from RMB122.4 million (approximately US$18.4 million) for the same period of last year. The increase in revenue from the international program was primarily due to the increase in the number of students enrolled in our international program and the increase in the average tuition charged. The number of students enrolled in the international program was 2,825 for twelve months ended June 30, 2017, compared to 1,913 for the same period of last year.

Gross profit

Cost of revenue increased by RMB148.7 million (approximately US$20.5 million), or 29.9%, to RMB645.8 million (approximately US$95.3 million), for the twelve months ended June 30, 2017 from RMB497.1 million (approximately US$74.8 million) for the same period of last year. The increase in cost of revenue was mainly due to a 27.6% increase in labor costs. Gross profit increased by RMB50.6 million (approximately US$7.0 million) or 32.2%, to RMB207.5 million (approximately US$30.6 million) for the twelve months ended June 30, 2017 from RMB157.0 million (approximately US$23.6 million) for the same period of last year. Gross margin was 24.3% for the twelve months ended June 30, 2017, compared to 24.0% for the same period of last year.

Operating expenses

Selling expenses increased by RMB5.1 million (approximately US$0.7 million) or 30.7%, to RMB21.9 million (approximately US$3.2 million) for the twelve months ended June 30, 2017 from RMB16.8 million (approximately US$2.5 million) for the same period of last year. The increase in selling expenses was primarily due to the increase in recruiting expenses as we have increased student enrollment rewards on recruitment to attract outstanding students.

Administrative expenses decreased by RMB6.9 million (approximately US$1.1 million) or 18.2%, to RMB31.1 million (approximately US$4.6 million), for the twelve months ended June 30, 2017 from RMB38.0 million (approximately US$5.7 million) for the same period of last year. The decrease was primary due to the reversal of over accrued legal fee in 2016 fiscal year amounting to RMB 4 million in 2017 fiscal year. If the legal fees had been recorded in the correct periods, our overall administrative expenses in 2017 fiscal year as compared to 2016 fiscal year would have increased by RMB 1.1 million.

Disposal loss of leasehold improvement for the twelve months ended June 30, 2017 was nil compared with RMB10.29 million (approximately US$1.5 million) for the same period of last year.

As a result, operating expenses decreased by RMB12.0 million (approximately US$2.0 million), or 18.5%, to RMB53.01 million (approximately US$7.8 million) for the twelve months ended June 30, 2017 from RMB65.1 million (approximately US$9.8 million) for the same period of last year.

Net finance income

Net finance income increased by RMB1.1 million (approximately US$0.1 million), or 19.8%, to RMB6.9 million (approximately US$1.0 million) for the twelve months ended June 30, 2017 from RMB5.8 million (approximately US$0.9 million) for the same period of last year, mainly due to an increase in interest income caused by more fund we deposited with the related party.

Net profit

Net profit increased by RMB68.3 million (approximately US$9.7 million) or 68.7%, to RMB167.7 million (approximately US$24.7 million) for the twelve months ended June 30, 2017 from RMB99.4 million (approximately US$15.0 million) for the same period of last year.

Basic and diluted earnings per share were RMB0.41 (approximately US$0.06) for the twelve months ended June 30, 2017, compared with basic and diluted earnings per share of RMB0.24 (approximately US$0.04) for the same period of last year.

Financial Condition

As of June 30, 2017, the Company had cash and cash equivalents of RMB77.8 million (approximately US$11.5 million), compared with RMB291.0 million (approximately US$43.8 million) as of June 30, 2016. Cash and term deposits held at a related party finance entity were RMB61.7 million (approximately US$9.1 million) and RMB401 million (approximately US$59.2 million), respectively, as of June 30, 2017, compared with RMB171.7 million (approximately US$25.8 million) and nil, as of June 30, 2016, respectively.

Net cash provided by operating activities was RMB287.0 million (approximately US$42.3 million) for twelve months ended June 30, 2017, compared to RMB216.2 million (approximately US$32.5 million) for the same period of last year. The increase in net cash provided by operating activities in 2017 was primarily attributable to the increase of net profit.

Net cash used in investing activities was RMB602.3 million (approximately US$88.8 million) for twelve months ended June 30, 2017, compared to RMB282.6 million (approximately US$42.5 million) for the same period of last year. The increase in net cash used in investing activities in 2017 was primarily attributable to the loan made to a related party and the increase of term deposit placed with a related party finance entity.

Net cash provided by financing activities was RMB99.6 million (approximately US$14.7 million) for twelve months ended June 30, 2017, compared to RMB114.5 million (approximately US$17.2 million) for the same period of last year. The decrease in net cash provided by financing activities in 2017 was primarily attributable to the net cash provided by initial public offering amounted to RMB114.5 million (approximately US$17.2 million) in the 2016 fiscal year, and the decrease was partly offset by loan of RMB99.6 million (approximately US$14.7 million) proceed from a related party in 2017 fiscal year.

Capital expenditures in the twelve months ended June 30, 2017 were RMB109.0 million (approximately US$16.1 million), compared with RMB346.6 million (approximately US$52.5 million) in the same period last year. The capital expenditure was primarily related to the renovation of school buildings and classrooms in Zhuji Private High School and Tianma Experimental School and the purchase of furniture and equipment for Hailiang Education Park.

Recent Updates

On September 25, 2017, the Company announced that its affiliate, Zhejiang Hailiang Education Investment Co., Ltd., has entered into a Strategic Cooperation Agreement with Pate’s Grammar School Trading Company, a wholly owned subsidiary of Pate’s Grammar School, a well-known British mixed government school, to strengthen the competitive advantages and fast growth of both Hailiang Education and Pate’s.

On September 14, 2017, the Company announced that its affiliate, Hailiang Foreign Language School has entered into a Cooperation Agreement with ELS American Education Consulting (Shanghai) Co, Ltd., a wholly owned subsidiary of ELS Educational Services, Inc., to offer the ELS English for Academic Purpose (EAP)® Program which marked the beginning of a strategic partnership between the Company and ELS.

On July 19, 2017, the Company announced that its affiliate, Zhejiang Hailiang Education Investment Co., Ltd. and its related party, Hailiang Group Co., Ltd. have entered into a 30-year Educational Cooperative Partnership Agreement with the Nanqiao government in Chuzhou city, Anhui Province, to launch Chuzhou Hailiang Foreign Language School.

On May 25, 2017, the Company announced the results of the Company’s Annual General Meeting of Shareholders for the fiscal year ended June 30, 2017 (the “Meeting”) held on May 25, 2017 at 10:00 a.m. local time in Hangzhou, Zhejiang Province, PRC. At the Meeting, the Company’s shareholders (1) Elected five directors, Mr. Ming Wang, Mr. Ying Xin, Mr. Xiaofeng Cheng, Mr. Xiaohua Gu, Mr. Ken He to serve on the Broad of Directors of the Company until the next annual general meeting, (2) Authorized the Board of Directors to fix the remuneration of the directors, (3) Ratified and confirmed the appointment of Marcum Bernstein & Pinchuk LLP as the Company’s independent auditors for the year ending June 30, 2017, and (4) Approved waiver of an annual general meeting for the fiscal year ended June 30, 2016.

On March 20, 2017, the Company announced that it has received the “Top 10 Private Education Influential Brand in China 2017” and “Top 100 Private Education Brand Value in China 2017” awards from ABAS Expert Committee and Asia Brands Research, Asia’s leading brand research and analysis agency.

On March 14, 2017, the Company announced that Hailiang Foreign Language School, a school owned and operated by the Company’s affiliate, Zhejiang Hailiang Education Investment Co., Ltd., has entered into a collaboration agreement (“Thomas Carr Agreement”) with Thomas Carr College in Australia under the authorization of Victorian Curriculum and Assessment Authority (“VCAA”). The Thomas Carr Agreement allows Hailiang Education to deliver Victorian Certificate of Education (“VCE”) program in addition to Chinese high school curriculums, and provide students with an internationally recognized high school diploma for use in both domestic and overseas university applications.

On February 28, 2017, the Company announced that it has launched an integrated online course registration, payment and review platform in support of its after-school tutoring services. This online platform is currently in its testing phase.

The Company will host its fiscal year 2017 financial results conference call at 8:00 am Eastern Time (5:00 am Pacific Time/8:00 pm Beijing Time) on Wednesday, October 25, 2017. To attend the call, please use the information below for either dial-in access or webcast access. When prompted on dial-in, ask for “Hailiang Education Group/HLG”.

Conference Call

Date:	Wednesday, October 25, 2017
Time:	8:00 am ET, U.S.
International Toll Free:	United States: +1 888-346-8982 Mainland China: +86 400-120-1203 Hong Kong: +852 800-905-945 International: +1 412-902-4272
Conference ID:	Hailiang Education Group/HLG

Please dial in at least fifteen minutes before the call to ensure timely participation. For those unable to participate, an audio replay of the conference call will be available beginning approximately one hour after the end of the live call through November 2, 2017. The audio replay can be accessed by dialing +1-877-344-7529 within the United States or +1-412-317-0088 internationally, and entering access code No. 10113557.

Exchange Rate

This announcement contains conversion of certain Renminbi (RMB) amounts into U.S. dollars (USD) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the conversion of RMB into USD has been made at the rate of RMB6.7793 to USD1.00 for the amounts in fiscal year 2017, the noon buying rate in effect on June 30, 2017 and at the rate of RMB6.6459 to USD1.00 for the amounts in fiscal year 2016, the noon buying rate in effect on June 30, 2016 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

About Hailiang Education Group Inc.

Founded in 1995, Hailiang Education Group Inc. (“Hailiang Education” or the “Company”) provides private K-12 educational services through its subsidiary and affiliated entities in China, the company operates eight private schools in Zhuji city, Zhejiang province: Zhuji Private High School, Tianma Experimental School, Hailiang International Kindergarten, Hailiang Primary School, Hailiang Junior Middle School, Hailiang Senior Middle School, Hailiang Art Middle School and Hailiang Foreign Language School, and one school in Chuzhou, An’hui province, Chuzhou Hailiang Foreign Language School, which is currently operated and managed by Hailiang Investment on behalf of the the Nanqiao government in Chuzhou city and is expected to enroll students as a private school in September 2018 Hailiang Education Park, the Company’s newest campus, was opened in September 2015 and represents Hailiang Education’s commitment in delivering comprehensive and high-quality educational programs. Hailiang Education offers a variety of educational programs, including basic educational programs and international programs at the kindergarten, primary school, middle school, and high school levels, as well as preparatory courses designed for university-bound students studying for A-level courses in the United Kingdom and the SAT examination in the United States. For more information, please visit http://ir.hailiangedu.com/.

Forward-Looking Statements

This press release contains information about Hailiang Education’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its application of IPO proceeds, its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of software and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Hailiang Education encourages you to review other factors that may affect its future results in Hailiang Education’s registration statement and in its other filings with the Securities and Exchange Commission.

For more information, please contact:

Mr. Auto Yau

Board Secretary

Hailiang Education Group Inc.

Phone: +86-571-5812-1974

Email: ir@hailiangeducation.com

Ms. Tina Xiao

President

Ascent Investor Relations LLC

Phone: +1-917-609-0333

Email: tina.xiao@ascent-ir.com

HAILIANG EDUCATION GROUP INC.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017

(Amounts in thousands except per share data)

	2015 RMB	2016 RMB	2017 RMB
Revenue	514,787	654,060	853,295
Cost of revenue	(334,528)	(497,086)	(645,757)

Gross profit	180,259	156,074	207,538
Other income, net	2,460	1,756	6,325
Selling expenses	(15,540)	(16,753)	(21,902)
Administrative expenses	(33,334)	(38,011)	(31,110)
Disposal loss of leasehold improvement	—	(10,286)	—

Operating profit	133,845	93,680	160,851
Net finance income	7,149	5,752	6,892

Profit before tax	140,994	99,432	167,743
Income tax expense	—	—	—

Profit	140,994	99,432	167,743

Other comprehensive income	29	8,437	2,202

Total comprehensive income	141,023	107,869	169,945

Earnings per share
Basic and diluted earnings per share	0.39	0.24	0.41

HAILIANG EDUCATION GROUP INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2016 AND 2017

(Amounts in thousands)

	2016 RMB	2017 RMB
Assets
Property and equipment, net	740,375	720,619
Intangible assets and goodwill, net	80,261	79,599
Prepayments to third party suppliers	8,749	5,692

Non-current assets	829,385	805,910

Other receivables due from related parties	11,570	112,773
Other current assets	996	1,526
Term deposits held at a related party finance entity	—	401,000
Cash and cash equivalents	291,011	77,801

Current assets	303,577	593,100

Total assets	1,132,962	1,399,010

Equity
Share capital	267	267
Share premium	134,584	134,584
Contributed capital	225,895	235,895
Translation reserve	8,484	10,686
Retained earnings	552,438	720,181

Total equity	921,668	1,101,613

Liabilities
Trade and other payables due to third parties	117,403	113,863
Other payables due to related parties	52,911	124,841
Deferred revenue	40,980	58,693

Current liabilities	211,294	297,397

Total liabilities	211,294	297,397

Total equity and liabilities	1,132,962	1,399,010

HAILIANG EDUCATION GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017

(Amounts in thousands)

	2015	2016	2017
	RMB	RMB	RMB
Cash flows from operating activities
Profit for the year	140,994	99,432	167,743
Adjustments for:
Depreciation	24,462	65,038	110,485
Disposal loss of leasehold improvement	—	10,286	—
Loss/(gain) on sale of other property and equipment	124	(157)	(41)
Amortization of intangible assets	1,725	948	662
Share based payment	—	1,459	—
Net foreign exchange loss/(gain)	75	(1,049)	(282)
Interest income	(7,234)	(4,906)	(6,709)
	160,146	171,051	271,858
Change in other current assets	(77)	2,126	(530)
Change in prepayment to third party suppliers	—	(4,424)	2,235
Change in trade and other payables due to third parties	41,478	21,789	23,313
Change in amount due to related parties	23,444	26,136	(27,636)
Change in deferred revenue	11,141	(489)	17,713
Net cash from operating activities	236,132	216,189	286,953
Cash flows from investing activities
Interest received	8,267	3,265	5,873
Proceeds from sale of property and equipment	668	762	64
Purchase of property and equipment	(115,583)	(346,595)	(108,959)
Payments made to a related party supplier	(268,000)	—	—
Prepayments made to third party for property and equipment	(29,905)	—	—
Advances made to a related party	(10,114)	—	—
Repayment of advances made to a related party	10,021	—	—
Term deposits placed with a related party finance entity	(1,051,173)	(1,212,430)	(1,953,600)
Maturity of term deposits placed with a related party finance entity	1,411,173	1,272,430	1,552,600
Purchase of financial product from bank	(858,000)	—	—
Maturity of financial product from bank	858,000	—	—
Loans made to a related party	—	—	(98,229)
Net cash used in investing activities	(44,646)	(282,568)	(602,251)
Cash flows from financing activities
Advances/proceeds from a related party	238	—	99,603
Proceeds from issue of ordinary shares	—	122,369	—
Payment of new shares issuance cost	(238)	(7,844)	—
Net cash from financing activities	—	114,525	99,603
Net increase/(decreased) in cash and cash equivalent	191,486	48,146	(215,695)
Cash and cash equivalents at beginning of the year	42,003	233,379	291,011
Effect of movements in exchange rates on cash held	(110)	9,486	2,484
Cash and cash equivalents at the end of the year	233,379	291,011	77,801
Non cash transaction:
Share based payment	—	3,166	—
Capital transaction	—	—	10,000